Mail Stop 6010

November 2, 2006

Harold L. Brand, President
Cybra Corporation
One Executive Blvd.
Yonkers, New York 10701

Re: Cybra Corporation
Amendment No. 3 to Form SB-2 Registration Statement
File No. 333-135068

Dear Mr. Brand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary – page 5

Cybra Corporation – page 5

1.   We have considered your response to comment 3 in our last letter. We are unable to agree with your position and we hereby reissue the comment. The material you provided consists mostly of a number of press releases from an entity called Venture Development Corporation as well as an article from an internet newsletter. The press releases contain statements regarding the size of the market for various items, and projections for sales in coming years. The press releases do not identify the businesses included in the various market categories referenced, explain how the data was gathered or by whom, the

assumptions that were made in analyzing the data or on which the projections were made or any other information that would support the statements you have included in the registration statement. The internet newsletter article indicates that it was written "by a staff writer" and appears to be based on information provided by the entity that the writer is writing about. None of the information you provided in support of the claims made in the registration statement supports the claims. Unless you can provide additional support for these claims, you should delete them.

Directors to be appointed – page 21

2.   We note your response to comment 6. Our comment requested that you tell us how the purchasers chose the two named individuals to become members of the board. We note that your revised disclosure refers to a single "purchaser." Please identify the purchaser you are referring to. That information is not included in this amendment or the previous amendment. We hereby reissue the comment.

Financial Statement comments

3.   We note your response to comment 10. It appears that your accounting policy for your registration rights agreements as it relates to the detachable warrants is View A in EITF 05-4. Please expand your disclosure to include this policy.

4.   It would appear based on your disclosures that the debentures are 'conventional convertible' instruments as defined in EITF 05-02 and as such, would be classified as equity and evaluated under APB 14, EITF 98-5 and EITF 00-27. Please explain to us in detail your consideration of EITF 05-02 and how you determined that the conversion feature was in fact a derivative under SFAS 133. If you conclude that the conversion feature should be classified as equity instead of as a liability please revise your financial statements accordingly.

5.   In your response you state that you use the "with and without" method discussed in Statement 133 Implementation Issue No. B6 for allocating the fair value to the host contract and embedded derivative. This method is not appropriate as it may result in recognition of an immediate gain upon reporting the embedded derivative at fair value. If you continue to account for the conversion feature as a derivate under SFAS 133 after considering your analysis in response to the comment above, please revise your filing to record the embedded derivative at fair value and assign the remaining amount of the hybrid instrument to the host contract.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at 202-551-3648 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Thomas G. Amon, Esq.
     Law Offices of Thomas G. Amon
     500 Fifth Avenue – Suite 1650
     New York, New York 10110